EXHIBIT (B)(1)


                                                                    CONFIDENTIAL

                                                                 October 1, 2000



                        SENIOR SECURED CREDIT FACILITIES
                               COMMITMENT LETTER

Rawhide Holdings Corporation
c/o DLJ Merchant Banking III, Inc.
277 Park Avenue
New York, NY  10172

Attention:  Mr. Ari Benacerraf
            Principal

Dear Sirs:

     We understand that DLJ Merchant Banking III, Inc. and certain of its affiliates ("DLJMB"), certain existing minority shareholders ("Minority Shareholders"), and certain other members of management of Target (as defined below) ("Management", and together with the Minority Shareholders, the "Rollover Equity Holders", and together with DLJMB the "Buyers") intend to acquire (the "Acquisition") all of the issued and outstanding capital stock (the "Shares") of a company that you have identified to us (the "Target"). We further understand that the Acquisition will be consummated pursuant to a merger agreement (the "Merger Agreement") to be entered into by AcquisitionCo (as defined below) and Target which will provide, among other things, for the merger (the "Merger") of Rawhide Acquisition Corporation, a newly-formed, special purpose Delaware corporation ("AcquisitionCo"), which shall be a direct, wholly-owned subsidiary of Rawhide Holdings Corporation, a newly-formed, special purpose Delaware corporation ("Holdco"), which will be wholly-owned by the Buyers, with and into the Target, with the Target being the surviving corporation of the Merger. As used herein, "Borrower" shall mean (i) prior to the consummation of the Merger, AcquisitionCo and (ii) from and after the consummation of the Merger, the corporation surviving the Merger.

     Based on our review of information you have provided to us and our discussions with you, we understand that approximately $3,894.2 million (including the value of the Rollover Shares (as defined below) and the continuation of the Continuing Senior Notes (as defined below) and the Continuing Capital Leases (as defined below) will be required to consummate the Merger, to repay certain existing indebtedness (the "Refinancing") of the Target, including all of the Target's outstanding senior bank debt and all of the Target's outstanding 6.0% remarketable or redeemable securities due January 2011 (the "ROAR Securities") but excluding the 7.95% senior notes due 2010, the 7.45% senior notes due 2007, the 6.125% senior notes due 2006 and the 7.125% senior notes due 2026 (collectively, the "Continuing Senior Notes") in an aggregate principal amount of approximately $625.0 million and certain existing capital leases (the "Continuing Capital Leases" in an aggregate amount of approximately $26.7 million, and to pay reasonable fees and expenses in an amount not exceeding $116.5 million (the "Expense Payments").

     We understand that the funds necessary to consummate the Merger and the Refinancing will be obtained from the following sources: (i) the issuance and sale (the "Equity Issuance") by Holdco of approximately 65.0% of its common stock to DLJMB for total gross cash proceeds of approximately $646.7 million (provided, that a portion of the proceeds may be used by DLJMB to purchase Shares (the "DLJMB Purchased Shares") from certain of the Minority Shareholders and certain members of Management, which DLJMB Purchased Shares will be exchanged by DLJMB for certain of the common stock of Holdco issued in the Common Equity Issuance), (ii) the issuance and sale (the "Holdco Debenture Issuance") by Holdco of senior discount debentures (the "Holdco Discount Debentures", the terms of which will, in all respects, be satisfactory to us) to DLJMB for total gross cash proceeds of approximately $200.0 million, (iii) the exchange (the "Equity Exchange") by the Rollover Equity Holders of Shares of the Target (the "Rollover Shares") for shares of common stock of Holdco and the purchase by certain members of Management of additional shares of common stock of Holdco with the proceeds of loans made to them by AcquisitionCo (the "Management Purchased Shares") (which Rollover Shares and Management Purchased Shares are valued at (x) $268.0 million in the case of the Rollover Shares collectively held by the Minority Shareholders and (y) $79.5 million in the case of the Rollover Shares and Management Purchased Shares held by Management); which shares of common stock of Holdco represent approximately 35.0% of Holdco's common stock, (iv) the contribution by Holdco to AcquisitionCo of the cash proceeds of the Equity Issuance and the Holdco Debenture Issuance (the "Holdco Contribution"), (v) the borrowing by the Borrower of approximately $1,150.0 million under the Term Facilities (as defined below), (vi) the issuance (the "Senior Unsecured Notes Issuance") by the Borrower of approximately $500.0 million of senior unsecured notes (the "Senior Unsecured Notes") or, if no such Senior Unsecured Notes are issued, the issuance (the "Senior Unsecured Bridge Notes Issuance") by the Borrower of approximately $500.0 million of senior unsecured bridge notes (the "Senior Unsecured Bridge Notes"), the terms of which Senior Unsecured Notes or Senior Unsecured Bridge Notes will, in all respects, be satisfactory to us, it being understood that the terms of the Senior Unsecured Bridge Notes set forth in the commitment letter dated of even date herewith from DLJ Bridge Finance, Inc. to you are acceptable to us, and (vii) the issuance (the "Senior Subordinated Notes Issuance") by the Borrower of approximately $400.0 million of senior subordinated unsecured notes (the "Senior Subordinated Notes") or, if no such Senior Subordinated Notes are issued, the issuance (the "Senior Subordinated Bridge Notes Issuance") by the Borrower of approximately $400.0 million of senior subordinated unsecured bridge notes (the "Senior Subordinated Bridge Notes"), the terms of which Senior Subordinated Notes or Senior Subordinated Bridge Notes will, in all respects, be satisfactory to us, it being understood that the terms of the Senior Subordinated Bridge Notes set forth in the commitment letter dated of even date herewith from DLJ Bridge Finance, Inc. to you are acceptable to us. The Continuing Senior Notes and the Continuing Capital Leases will remain outstanding immediately after the consummation of the Merger and the Refinacing. The Acquisition, the Equity Issuance, the Holdco Debenture Issuance, the Holdco Contribution, the Senior Unsecured Notes Issuance or Senior Unsecured Bridge Notes Issuance, the Senior Subordinated Notes Issuance or Senior Subordinated Bridge Notes Issuance, the Refinancing, the Equity Exchange, the Expense Payments and all transactions related thereto (including, without limitation, the initial borrowing under the Senior Secured Credit Facilities (as defined below)) are collectively referred to as the "Transaction".

         We understand that in connection with the Transaction you are interested in obtaining a commitment for a $1,650.0 million senior secured financing (the "Senior Secured Credit Facilities"), consisting of (i) a six-year $500.0 million revolving facility (the "Revolving Facility"), (ii) a six-year $500.0 million amortizing term A loan facility (the "Term A Facility") and (iii) a seven-year $650.0 million amortizing term B loan facility (the "Term B Facility" and, together with the Term A Facility, the "Term Facilities").


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


     We further understand that the proceeds from (a) the Term Facilities will be used (i) to finance, in part, the Merger and the Refinancing and (ii) to pay up to $116.5 for related fees and expenses; and (b) the Revolving Facility will be used for post-closing general corporate purposes of the Borrower and its subsidiaries.

     DLJ Capital Funding, Inc. ("DLJ Capital Funding") is pleased to inform you that it hereby commits, subject to the terms and conditions set forth herein, to provide the full amount of the Senior Secured Credit Facilities and is pleased to inform you that it undertakes to use its reasonable commercial efforts to arrange a syndicate of other financial institutions identified by it in consultation with you that will participate in the Senior Secured Credit Facilities. DLJ Capital Funding is sometimes referred to herein as the "Exclusive Financial Advisor", "Sole Book Runner", "Lead Arranger", or "Syndication Agent" and the financial institutions (including DLJ Capital Funding) which participate in the Senior Secured Credit Facilities are referred to herein as the "Lenders". A financial institution mutually acceptable to DLJ Capital Funding and you will act as the administrative agent (the "Administrative Agent") for the Lenders and a financial institution mutually acceptable to DLJ Capital Funding and you will, if agreed among DLJ Capital Funding and you, act as the documentation agent (the "Documentation Agent") for the Lenders. The Syndication Agent and the Administrative Agent are sometimes referred to herein as the "Agents".

     All commitments, undertakings and agreements hereunder are subject to (a) the terms and conditions set forth herein and in the term sheet annexed hereto as Annex I (the "Term Sheet") and the provisions set forth in Annex II hereto,
(b) the terms and conditions contained in the confidential fee letter, dated the date hereof (the "Fee Letter"), between you and the undersigned, (c) the absence of any material disruption of or material adverse change in current financial, banking or capital market conditions that, in the good faith judgment of the Lead Arranger, could materially impair the satisfactory syndication of the Senior Secured Credit Facilities, and (d) the absence of a Material Adverse Effect (as defined in the Merger Agreement) with respect to the Target and its subsidiaries, taken as a whole, since the date hereof. In the event that any of the foregoing conditions, events or circumstances is not satisfied or proves unsatisfactory, the Lead Arranger reserves the right to either terminate its commitment, undertaking and agreement hereunder (and thereafter have no other or further obligations hereunder or in connection with the Senior Secured Credit Facilities) or to propose alternative financing amounts or structures that assure adequate protection for the Lead Arranger and the Lenders. Furthermore, as a condition to the commitments, undertakings and agreements contained herein, you agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than as expressly set forth in the Term Sheet and the Fee Letter between you and the undersigned) will be paid in connection with the Senior Secured Credit Facilities unless you and we shall so agree.


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

     As we discussed, it is the intent of the Lead Arranger to solicit commitments from prospective Lenders promptly following the execution of this commitment letter equal to an amount sufficient to allow DLJ Capital Funding to achieve its desired hold level in the Senior Secured Credit Facilities. Nonetheless, our commitment is not subject to syndication of the Senior Secured Credit Facilities. The Lead Arranger, in consultation with you, will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached, when such institutions will be approached, when their commitments will be accepted, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In that regard, you agree actively to assist the Lead Arranger, in all commercially reasonable respects, in the syndication of the Senior Secured Credit Facilities, which assistance will require, among other things, that you provide all information the Lead Arranger reasonably deems to be necessary to complete successfully the syndication, including all projections (the "Projections") and other information prepared by you or on your behalf relating to the Transaction, and Holdco, AcquisitionCo, the Target and their respective subsidiaries and their financial condition, operations, assets, liabilities, business, properties or prospects. You hereby represent and covenant that to the best of your knowledge (i) all factual information (the "Information") that has been or will be made available to the Lead Arranger by you or on your behalf is or will be, when furnished, taken as a whole, complete and correct in all material respects and does not and will not, when furnished, taken as a whole, contain any untrue statement of a material fact or fail to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (ii) the Projections that have been or will be made available to the Lead Arranger by you or on your behalf have been or will be prepared in good faith based upon reasonable assumptions. In arranging and syndicating the Senior Secured Credit Facilities, the Lead Arranger will use and rely on the Information and Projections without independent verification thereof.

     The Lead Arranger reserves the right, after consultation with you, to change the structure and terms of the Senior Secured Credit Facilities if the Lead Arranger determines that such changes are necessary to insure a successful syndication of the Senior Secured Credit Facilities.

     In addition, you agree, to the best of your ability, to make
Management and certain other members of management of Target and its subsidiaries, as well as your consultants and advisors, available during regular business hours to answer questions regarding the Transaction and the Senior Secured Credit Facilities, to review and assist in the preparation of the syndication memorandum relating to the Senior Secured Credit Facilities, to meet with prospective Lenders and to use all commercially reasonable efforts to ensure that the Lead Arranger's syndication efforts benefit from your lending relationships.

     By your signature below you hereby indemnify and hold harmless the Lead Arranger, each of the Agents, each of the Lenders committing to participate in the Senior Secured Credit Facilities and each of their respective affiliates, and each of their respective directors, officers, agents and employees, and agree to pay the reasonable fees and expenses, in each case following demand, as set forth in Annex II hereto (with the terms and provisions of such Annex II hereby being incorporated by reference), whether or not definitive credit, security and other documentation (collectively, the "Credit Documentation") is ultimately executed and delivered or the Transaction or any of the other transactions contemplated hereby or in connection therewith are ultimately consummated. This commitment letter, the Term Sheet, and Annex II hereto and the Fee Letter are delivered to you with the understanding that neither this


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


commitment letter, the Term Sheet, such Annex II or the Fee Letter, nor the substance hereof or thereof, shall be disclosed to any third party (including, without limitation, other lenders, underwriters, placement agents, or advisors or any similar persons), without the prior written consent of the Lead Arranger, except in the case of those in a confidential relationship to you, such as legal counsel or accountants, or as required by law or any court or governmental agency (and in each such event of permitted disclosure as required by law, court or governmental agency, you agree, to the extent permitted by law, promptly to inform us). DLJ Capital Funding hereby consents to your disclosure of this commitment letter, the Term Sheet and Annex II hereto (but not the Fee Letter) on a confidential basis to the other Buyers, the Target and their respective financial and legal advisors for their use in connection with their evaluation of your proposal for the Transaction. This commitment letter, the Term Sheet, Annex II hereto and the Fee Letter constitute the entire understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede any prior agreements, written or oral, with respect hereto or thereto.

         THIS COMMITMENT LETTER, THE TERM SHEET, ANNEX II HERETO AND THE FEE LETTER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK. EACH OF THE UNDERSIGNED PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF OR IN CONNECTION WITH, THIS COMMITMENT LETTER, THE TERM SHEET, ANNEX II HERETO AND THE FEE LETTER, AND ANY OTHER COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY OF THE UNDERSIGNED PARTIES IN CONNECTION HEREWITH OR THEREWITH. IN NO EVENT SHALL ANY PARTY TO THIS COMMITMENT LETTER BE LIABLE ON ANY THEORY OF LIABILITY FOR SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES.

         If you agree with the foregoing, please sign and return to us the enclosed copy of this commitment letter and the Fee Letter no later than 5:00 p.m., New York time, on October 6, 2000. All commitments, undertakings and agreements of the undersigned will terminate at such time unless executed copies of this commitment letter and the Fee Letter, each signed by you, have been delivered to the undersigned; provided, however, that, any term or provision hereof to the contrary notwithstanding, (i) all your obligations hereunder in respect of indemnification, confidentiality and fee and expense reimbursement shall survive any termination of the commitments, undertakings and agreements of the Lead Arranger pursuant to this paragraph, and (ii) all such commitments, undertakings and agreements will terminate in any event at 5:00 p.m., New York time, on March 31, 2001 unless, on or prior to such time, the definitive documentation with respect to the Senior Secured Credit Facilities satisfactory to us and our counsel has been executed and delivered by Holdco, the Borrower and their respective subsidiaries, the applicable Lenders and the Agents.

We look forward to working with you.


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


                                                  Very truly yours,

                                                  DLJ CAPITAL FUNDING, INC.

                                                  /s/ Jim Paradise
                                                  ------------------------------
                                                  By:    Jim Paradise
                                                  Title: Senior Vice President

Accepted and Agreed to this
October 1st, 2000

DLJ MERCHANT BANKING III, INC.


/s/ OhSang Kwon
--------------------------------
By:    OhSang Kwon
Title: Vice President

ANNEX I

TERM SHEET

     (Unless otherwise defined, terms used in this Term Sheet have the meanings ascribed thereto in the commitment letter dated October 3, 2000 (the "Commitment Letter"), to which this Term Sheet is annexed).

I.  PARTIES

Borrower:                   Rawhide Acquisition Corporation, a newly-formed,
                            special purpose Delaware corporation
                            ("AcquisitionCo"), which shall be a direct, wholly-owned subsidiary of Rawhide Holdings
                            Corporation, a newly-formed, special purpose
                            Delaware corporation ("Holdco"), which will be wholly-owned by DLJ Merchant Banking Partners III,
                            Inc. and certain of its affiliates ("DLJMB"), certain existing minority shareholders of Target
                            (as defined below) (the "Minority Shareholders"), and certain members of management of Target (as defined below) ("Management", and together with the Minority Shareholders, the "Rollover Equity
                            Holders", and together with DLJMB the "Buyers"), which will be merged (the "Merger") with and into a company (the "Target") identified to the Lead
                            Arranger (as defined below) by DLJMB as the target of the acquisition. The term "Borrower" shall mean
                            (i) prior to the consummation of the Merger, Acquisition Co. and (ii) from and after the consummation of the Merger, the surviving entity of the Merger.

Guarantors:                 Holdco and all existing and future material direct
                            and indirect domestic subsidiaries of the Borrower
                            (collectively, the "Guarantors").

Sole Book Runner,           DLJ Capital Funding, Inc. ("DLJ Capital Funding" or
Lead Arranger                the "Lead Arranger").
and Syndication Agent:

Administrative Agent:       Financial institution mutually acceptable to the
                            Borrower and the Lead Arranger.

Documentation Agent:        If agreed by the Borrower and the Lead Arranger,
                            a financial institution mutually acceptable to the Borrower and the Lead Arranger.

Lenders: DLJ Capital Funding and a group of financial institutions (collectively, the "Lenders") acceptable to the Lead Arranger and the Borrower.

II.  THE SENIOR SECURED CREDIT FACILITIES

  Closing Date:             No later than March 31, 2001.

Senior Secured Credit       A $1,650.0 million senior secured financing (the
Facilities Description:     "Senior Secured Credit Facilities"), which shall be
                            comprised of (i) a six-year $500.0 million revolving facility (the "Revolving Facility"), (ii) a six-year $500.0 million amortizing term A loan facility (the "Term A Facility"), and (iii) a seven-year $650.0 million amortizing term B loan facility (the "Term B Facility" and, together with the Term A Facility, the "Term Facilities").

Purpose: The proceeds from (a) the Term Facilities will be used (i) to finance, in part, the Merger and the Refinancing and (ii) to pay up to $116.5 for related fees and expenses; and (b) the Revolving Facility will be used for post-closing general corporate purposes of the Borrower and its subsidiaries.

Revolving Facility          $500.0 million.
Commitment Amount:

Revolving Facility          Pursuant to the Revolving Facility, (i) loans
Description:                ("Revolving Loans") may be borrowed, prepaid and
                            re-borrowed by the Borrower, and (ii) letters of credit ("Letters of Credit") may be issued, reimbursed and reissued on behalf of the Borrower and its subsidiaries, in each case from time to time prior to the Revolving Facility Commitment
                            Termination Date (as set forth below).

Revolving Facility          Availability under the Revolving Facility will be
Availability:               limited to a maximum amount equal to the lesser of
                            (i) the Revolving Facility Commitment Amount and
                            (ii) the sum (the "Borrowing Base") of (a) 85% of the value of all eligible accounts receivable, and
                            (b) 50% of the value of all eligible inventory.

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


Increase of Senior Secured  At any time prior to the Revolving Facility
Credit Facility:            Commitment Termination Date, the Borrower shall
                            have the right, without the consent of any Lender
                            (other than the Lenders providing additional
                            Revolving Facility commitments, Term A Facility commitments or Term B Facility commitments), to effectuate an increase in the Revolving Facility commitments, the Term A Facility and/or the Term B
                            Facility, by requesting that the Syndication Agent arrange additional Revolving Facility commitments,
                            Term A Facility commitments and/or Term B Facility commitments; provided, that (a) such increased and added Revolving Facility commitments, Term A
                            Facility commitments and/or Term B Facility commitments shall not exceed $50.0 million of additional Revolving Facility commitments, Term A
                            Facility commitments and/or Term B Facility commitments in the aggregate and (b) before offering additional Revolving Facility commitments,
                            Term A Facility commitments or Term B Facility commitments to non- first offer the additional commitments to existing Lenders on a pro rata basis followed, if necessary, by an offer on a non-pro rata basis.

Revolving Facility          The six-year anniversary of the Closing Date.
Commitment Termination
Date:

Term A Facility             Pursuant to the Term A Facility, non-revolving loans
Description:               ("Term A Loans") will be made in a single borrowing
                            in dollars on the Closing Date. Once repaid, Term A
                            Loans cannot be reborrowed.

Term A Facility Commitment  $500.0 million.
Amount:

Amortization of Term A      Term AuLoans will amortize each year in quarterly
Facility Commitment         installments in the following percentage of
Amount:                     aggregate principal amount outstanding for each such
                            year set forth below.

                                                               Annual Percentage
                                           Year                Principal Amount
--------------------------------------------------------------------------------
                                             1                      5.0%
                                             2                     10.0%
                                             3                     10.0%
                                             4                     20.0%
                                             5                     25.0%
                                             6                     30.0%
--------------------------------------------------------------------------------
Final Maturity for                 The six-year anniversary of the Closing Date.
Term A Loans:


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


Term B Facility             Pursuant to the Term B Facility, non-revolving loans
Description:                ("Term B Loans" and, together with the Term A Loans,
                            the "Term Loans", and the Term Loans, together with the Revolving Loans, the "Loans") will be made in a single borrowing in dollars on the Closing Date.
                            Once repaid, Term B Loans cannot be reborrowed.

Term B Facility Commitment   $650.0 million.
Amount:

Amortization of Term B      Term B Loans will amortize each year in quarterly
Facility Commitment         installments in the following percentage of
                            aggregate principal amount outstanding for each such year set forth below.

                                                               Annual Percentage
                                           Year                Principal Amount
--------------------------------------------------------------------------------
                                             1                        1.0%
                                             2                        1.0%
                                             3                        1.0%
                                             4                        1.0%
                                             5                        1.0%
                                             6                        1.0%
                                             7                       94.0%
--------------------------------------------------------------------------------
Final Maturity for               The seven-year anniversary of the Closing Date.
Term B Loans:


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



III.     COMMON TERMS APPLICABLE TO ALL FACILITIES

Interest Rate:              At the Borrower's option, the Loans will bear
                            interest at the Administrative Agent's alternate base rate or reserve-adjusted LIBO rate plus, in each case, the applicable margins set forth below.

                                                Alternate Base Rate     LIBO
                                                       Loans         Rate Loans
--------------------------------------------------------------------------------
                            Term A Loans               2.25%           3.50%
                            Revolving Loans            2.25%           3.50%
                            Term B Loans               2.75%           4.00%
--------------------------------------------------------------------------------
                            Commencing after the first two full fiscal quarters after the Closing Date, the applicable margin for Revolving Loans and Term A Loans will be subject to a performance-based grid based upon the Leverage Ratio, with levels to be determined.

Interest Payment            Interest periods for reserve-adjusted LIBO rate
Dates:                      Loans shall be, at the Borrower's option, one, two,
                            three, six, or, if available to the applicable
                            Lenders, nine or twelve months. Interest for reserve-adjusted LIBO rate Loans shall be payable on the last business day of the applicable interest period thereof (or, if earlier, each third month following the commencement of such interest period). Interest on alternate base rate Loans shall be payable quarterly in arrears.

Optional Prepayments:       Outstanding Loans are voluntarily pre-payable in
                            whole or in part (subject to minimum amounts and increments thereof) without penalty (exclusive of customary LIBO rate breakage costs).


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


Mandatory                   Customary for the type of transaction proposed,
                            including: (i) 50% of excess cash flow to the extent the Leverage Ratio is greater than 3.0 times; (ii) 100% of asset sales (subject to certain exceptions including an exception for proceeds reinvested in the business of the Borrower and its subsidiaries within 360 days of receipt); (iii)
                            100% of the proceeds from the sale or issuance of debt (subject to certain exceptions, including, if the Senior Unsecured Bridge Notes or Senior
                            Subordinated Bridge Notes are issued, debt (having terms and provisions satisfying criteria to be agreed) the proceeds of which is used to refinance such Senior Unsecured Bridge Notes or Senior
                            Subordinated Bridge Notes); and (iv) 50% from the proceeds from the sale or issuance of equity securities to the extent the Leverage Ratio is greater than 3.0 times (subject to certain exceptions, including, if Senior Unsecured Bridge
                            Notes or Senior Subordinated Bridge Notes are outstanding, then all equity proceeds will be used to refinance such Senior Unsecured Bridge Notes or Senior Subordinated Bridge Notes) (with the balance being retained by the Borrower). Prepayments shall be applied pro rata between the Term A Facility and the Term B Facility to reduce the remaining amortization payments in direct order of maturity and then to the repayment of the outstanding principal amount under the Revolving Facility (but without reducing the Revolving Facility commitments). Notwithstanding the foregoing, if the Borrower at any time elects in writing, in its sole discretion, to permit Lenders holding Term B Loans to decline to have such Loans prepaid, then any Lender holding Term B Loans may, in its sole discretion, waive the applications of its respective pro rata share of any mandatory prepayment, with 50% of such waived proceeds being applied to the prepayment of Term A Loans (until paid in full) and the balance being retained by the Borrower.


Letter of Credit Fees:      A Letter of Credit fee shall accrue on the daily
                            average undrawn portion of all outstanding Letters of Credit at a rate per annum equal to (i) in the case of standby Letters of Credit, the then existing applicable LIBO rate margin in respect of the Revolving Loans, and (ii) in the case of trade
                            Letters of Credit, 1.25%. Letter of Credit fees will be payable quarterly in arrears. A Letter of Credit fronting fee shall also be payable to the Issuer for its own account in respect of each Letter of Credit issued by it and in such amounts and at such times as may be agreed to by the Borrower and the Issuer.



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


Commitment Fee:             Commencing on the Closing Date, a non-refundable fee
                            (the "Commitment Fee") will accrue at a rate of 0.50% per annum on the daily average unused portion of the Revolving Credit Facility commitments
                            (whether or not then available), payable quarterly in arrears and on the final maturity of the Revolving Facility (whether by stated maturity or otherwise).

                            Commencing after the first two fiscal quarters after the Closing Date, the Commitment Fee will be subject to a performance-based grid based upon the Leverage Ratio, with levels to be determined.

 Security:                  The Senior Secured Credit Facilities and the
                            Continuing Senior Notes will be secured by a first priority, perfected lien on: (i) substantially all property and assets (tangible and intangible) of the Borrower and the Guarantors; (ii) the capital stock of the Borrower and its material subsidiaries
                            (65% in the case of foreign subsidiaries); and
                            (iii) all intercompany indebtedness in favor of the Borrower and the Guarantors.

Conditions Precedent        Customary for the type of transaction proposed and
to Initial Extensions of    others to be reasonably specified by the Lead
Credit under the Senior     Arranger, including, without limitation, the
Secured Credit facilities:  following:

                            1. Execution and delivery of the credit, security,
                               guarantee and other related documentation as are necessary to embody the structure, terms and conditions with respect to the Senior Secured Credit Facilities.

                            2. Review and satisfaction with (i) the final
                               structure of the Transaction, (ii) the sources and uses of proceeds used to consummate the Transaction and (iii) the terms and provisions of all documents, agreements and contracts related to the Transaction (it being understood that the structure, sources and uses described in writing, and terms and provisions contained in executed documents or drafts thereof provided, to the Lend Arranger on or prior to the date hereof are satisfactory).

                            3. Absence of a Material Adverse Effect (as defined
                               in the Merger Agreement) with respect to the Target and its subsidiaries, taken as a whole, since June 30, 2000.

                            4. Receipt of closing certificates, resolutions,
                               solvency certificates, opinions of counsel, etc. customary for the type of transaction proposed, in each case reasonably satisfactory to the Lead Arranger.

                            5. The Lenders and the Agents shall have received
                               all fees and expenses required to be paid on or before the Closing Date.

                            6. All material governmental and third party
                               approvals necessary in connection with the Transaction, the financing contemplated hereby and the continuing operations of the Borrower and its subsidiaries shall have been obtained and be in full force and effect, and all applicable waiting periods, if any, shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose material adverse conditions on the Transaction or the financing thereof.

                            7. There shall exist no pending or threatened
                               material litigation, proceedings or
                               investigations which (i) would reasonably be expected to materially adversely affect the consummation of the Transaction, the Senior Secured Credit Facilities or any other aspect of the Transaction or (ii) could reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) with respect to the Target and its subsidiaries, taken as a whole.

                            8. Receipt of (i) GAAP audited consolidated
                               balance sheets of the Target and its
                               subsidiaries for the fiscal years ended December 31, 1998 and December 31, 1999 and GAAP audited consolidated statements of income and cash flows for the fiscal years ended December 31, 1997, December 31, 1998 and December 31, 1999; (ii) GAAP unaudited consolidated financial statements of the Target and its subsidiaries for the fiscal quarters ended following December 31, 1999 and then available and (iii) a pro forma consolidated balance sheet of the Borrower and its subsidiaries as of June 30, 2000, certified by the chief financial officer of the Borrower and giving effect to the contemplated Transaction and reflecting the proposed legal and capital structures of the Borrower and its subsidiaries.

                            9. The Lenders shall have received the liens and
                               guarantees referred to above under the captions "Security" and "Guarantees", respectively.


                           10. The terms of the Merger Agreement (and any
                               amendments, waivers or other modifications made thereto or instruments, agreements or other documents delivered in connection therewith prior to the Closing Date), shall be reasonably satisfactory to the Lead Arranger, it being understood that the draft thereof provided to the Lead Arranger prior to the date of the Commitment Letter is satisfactory to the Lead Arranger.

                           11. Holdco shall have issued (the "Equity
                               Issuance") 65.0% of its common stock to DLJMB for total gross cash proceeds (including amounts paid to certain Rollover Equity Holders for shares of common stock of Target ("DLJMB Purchased Shares") contributed by DLJMB to Holdco in exchange for Holdco common stock) of approximately $646.7 million.

                           12. Holdco shall have issued (the "Holdco Debenture
                               Issuance") senior discount debentures (the
                               "Holdco Discount Debentures", the terms of which will, in all respects, be satisfactory to the Lead Arranger) to DLJMB for total gross cash proceeds of approximately $200.0 million.

                           13. The Rollover Equity Holders shall have
                               exchanged (the "Equity Exchange") their Shares of the Target (the "Rollover Shares") for common shares of HoldCo, and certain members of Management shall have purchased certain shares of common stock of Holdco with the proceeds of loans made to them by AcquisitionCo (the "Management Purchased Shares") (which Rollover Shares and Management Purchased Shares shall be valued at (x) $268.0 million in the case of the Rollover Shares collectively held by the Minority Shareholders and (y) $79.5 million in the case of the Rollover Shares and Management Purchased Shares held by Management, with such shares of Holdco representing approximately 35.0% of Holdco's common stock.

                           14. The Borrower shall have issued approximately
                               $400.0 million of senior subordinated unsecured notes (the "Senior Subordinated Notes") or, if no such Senior Subordinated Notes are issued, approximately $400.0 million of senior subordinated unsecured bridge notes (the "Senior Subordinated Bridge Notes"), the terms of which Senior Subordinated Notes or Senior Subordinated Bridge Notes will, in all respects, be satisfactory to the Lead Arranger, it being understood that the terms of the Senior Subordinated Bridge Notes set forth in the commitment letter of even date herewith (the "Bridge Commitment Letter") from DLJ Bridge Finance, Inc. to DLJMB are satisfactory to the Lead Arranger.

                           15. Holdco shall have contributed to AcquisitionCo
                               all of the cash proceeds of the Equity Issuance (the "Holdco Cash Contribution").

                           16. The Borrower shall have issued approximately
                               $500.0 million of senior unsecured notes (the "Senior Unsecured Notes") or, if no such Senior Unsecured Notes are issued, approximately $500.0 million of senior unsecured bridge notes (the "Senior Unsecured Bridge Notes"), the terms of which Senior Unsecured Notes or Senior Unsecured Bridge Notes will, in all respects, be satisfactory to the Lead Arranger, it being understood that the terms of the Senior Unsecured Bridge Notes set forth in the Bridge Commitment Letter are satisfactory to the Lead Arranger.

                           17. The Merger shall have been consummated in
                               accordance with the Merger Agreement.

                           18. Consummation of the Refinancing on or prio to the
                               Closing Date.

Additional Conditions       The making of each Loan and the issuance of each
Precedent:                  Letter of Credit will be conditioned upon (i) all
                            representations in the credit documentation relating to the Senior Secured Credit Facilities being true and correct in all material respects and
                            (ii) there being no event of default or condition which, with the giving of notice or passage of time
                            (or both), would constitute an event of default.

Representations and         Customary for the type of transaction proposed and
Warranties: Additional      others to be reasonably agreed by the Borrower and
Conditions Precedent:       the Lead Arranger. The making of each Loan and the
                            issuance of each Letter of Credit will be conditioned upon (i) all representations in the credit documentation relating to the Senior Secured
                            Credit Facilities being true and correct in all material respects and (ii) there being no event of default or condition which, with the giving of notice or passage of time (or both), would constitute an event of default.

Representations and         Customary for the type of transaction proposed and
Warranties:                 others to be reasonably agreed by the Borrower and
                            the Lead Arranger.

Affirmative Covenants:      Customary for the type of transaction proposed and
                            others to be reasonably agreed by the Borrower and the Lead Arranger (with customary exceptions to be agreed), including, without limitation, as follows:

                            1. Restricting the incurrence of additional
                               debt, sale leasebacks and contingent
                               liabilities.

                            2. Restricting the making of dividends or
                               similar distributions (including, without limitation, direct or indirect redemptions of capital stock).

                            3. Restricting the incurrence or sufferance of liens
                               or other encumbrances.

                            4. Restricting the sale of assets or similar
                               transfers.

                            5. Restricting the making of investments or
                               acquisitions (in a single transaction or in a series of related transactions).

                            6. Restricting mergers, consolidations and
                               similar combinations.

                            7. Restricting transactions with affiliates.

                            8. Limiting capital expenditures.

                            9. Restricting the refinancing, defeasance,
                               repurchase or prepayment of subordinated debt (other than, if Senior Subordinated Bridge Notes are issued, the Senior Subordinated Bridge Notes with the proceeds of the issuance of the Senior Subordinated Notes having customary terms and provisions that meet criteria to be agreed).

Financial Covenants:        Customary for the type of transaction proposed,
                            including, the following:

                            1. Minimum interest coverage ratio.

                            2. Maximum leverage ratio.

                            3. Minimum fixed charge coverage ratio.

                            4. Minimum EBITDA.

Negative Covenants:         Customary for the type of transaction proposed and
                            others to be reasonably agreed by the Borrower and the Lead Arranger (with customary exceptions to be agreed), including, without limitation, as follows:

                            1. Restricting the incurrence of additional debt,
                               sale leasebacks and contingent liabilities.

                            2. Restricting the making of dividends or similar
                               distributions (including, without limitation, direct or indirect redemptions of capital stock).

                            3. Restricting the incurrence or sufferance of
                               liens or other encumbrances.

                            4. Restricting the sale of assets or similar
                               transfers.

                            5. Restricting the making of investments or
                               acquisitions (in a single transaction or in a series of related transactions).

                            6. Restricting mergers, consolidations and similar
                               combinations.

                            7. Restricting transactions with affiliates.

                            8. Limiting capital expenditures.

                            9. Restricting the refinancing, defeasance,
                               repurchase or prepayment of subordinated debt (other than, if Senior Subordinated Bridge Notes or senior Unsecured Bridge Notes are issued, the Senior Subordinated Bridge Notes and with the proceeds of the issuance of the Senior Subordinated Notes or Senior Unsecured Notes having customary terms and provisions that meet criteria to be agreed).

Events of Default:          Customary for transactions of this nature, including
                            without limitation, a cross default to other indebtedness of the Borrower, any Guarantor and their respective subsidiaries in excess of a threshold to be agreed, and a change of control (to be defined).

Miscellaneous:              Customary for the type of transaction proposed,
                            including the following:

                            1. Customary indemnity and capital adequacy
                               provisions, including but not limited to compensation in respect of taxes (including gross-up provisions for withholding taxes) and decreased profitability resulting from changes in U.S. or foreign capital adequacy requirements, guidelines or policies or their interpretation or application, and any other customary yield and increased cost protection deemed necessary by the Lenders to provide customary protection.

                            2. The Lenders will be permitted to assign Loans, notes and commitments in minimum amounts of $5.0 million in respect of the Revolving Facility and the Term A Facility and $2.5 million in respect of the Term B Facility . Any assignments would be by novation, and, would require the consent of the Borrower (so long as no event of default had occurred and was then continuing), and, except for assignments by DLJ Capital Funding to another Lender or an affiliate of another Lender, the Administrative Agent, such consents not to be unreasonably withheld or delayed. Participations shall be without restrictions and participants will have the same benefits as the Lenders with regard to increased costs, capital adequacy, etc. (provided, that such amounts are not greater than the amount of costs that would have been incurred by the Lender selling the participation), and receipt of information pursuant to the Credit Documentation. Voting by participants will be subject to customa

                            3. Customary indemnification of the Lead
                               Arranger, the Agents, each of the Lenders and each of their respective affiliates, directors, officers, agents and employees (collectively, the "Indemnified Parties") from and against losses, claims, damages, liabilities or other expenses.

                            4. Customary reimbursement by the Borrower of the
                               Lead Arranger's fees and out-of-pocket expenses.

                            5. Amendments and waivers of the Credit
                               Agreement will require the approval of Lenders holding a majority of the Loans and commitments, except that the consent of all the Lenders shall be required with respect to certain customary issues.

                            6. Waiver of jury trial.

                            7. New York governing law; consent to New York
                               jurisdiction.

This Term Sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions, which would be contained in the definite Credit Documentation. All commitments are obligations of the Agents and the Lenders will be subject to negotiation and execution of definitive Credit Documentation in form and substance to the Lead Arranger, the Agents, the Lenders and their counsel.

ANNEX II

INDEMNIFICATION PROVISIONS

     DLJ Merchant Banking Partners III, Inc. (the "Indemnitor") shall pay for all reasonable fees, costs and expenses (including all reasonable out-of pocket costs and expenses arising in connection with the syndication of the Senior Secured Credit Facilities and any diligence investigation performed by the Lead Arranger and the reasonable fees and expenses of a legal counsel (and, if necessary local counsel) to the Lead Arranger) arising in connection with the negotiation, preparation, execution and delivery of the Commitment Letter, the Term Sheet, the Fee Letter and the definitive Credit Documentation, and the Indemnitor shall be obligated to pay such fees, costs and expenses whether or not definitive Credit Documentation is executed or delivered or the Transaction is consummated.

     In addition, the Indemnitor hereby indemnifies and holds harmless all Indemnified Parties (as defined below) from and against all Liabilities (as defined below). "Indemnified Party" shall mean the Lead Arranger, each Agent, each of the Lenders, each affiliate of any of the foregoing and the respective directors, officers, agents and employees of each of the foregoing, and each other person controlling any of the foregoing within the meaning of either Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended. "Liabilities" shall mean any and all losses, claims, damages, liabilities or other costs or expenses to which an Indemnified Party may become subject which arise out of or relate to or result from any claim, action, litigation or proceeding related to or connected with the transactions described in the Commitment Letter, Fee Letter or Term Sheet other than Liabilities to the extent related to the Indemnified Parties' gross negligence or willful misconduct. In addition to the foregoing, the Indemnitor agrees to reimburse each Indemnified Party for all reasonable legal or other expenses incurred in connection with investigating, defending or participating in any claim, action, litigation or proceeding relating to any Liabilities (whether or not such Indemnified Party is a party to any such claim, action, litigation or proceeding).

     Any terms or provisions of this Annex II to the contrary notwithstanding, upon (i) the execution and delivery of definitive Credit Documentation by the Borrower, the Lead Arranger, and the Lenders and (ii) the making of the initial Loans under the Senior Secured Credit Facilities, the terms and provisions of this Annex II shall be superseded in their entirety by the terms and provisions of such Credit Documentation, and the terms and provisions of this Annex II shall be of no further force or effect.